Exhibit 99.1

NXT RECEIVES AWARD OF A NEW SFD® CONTRACT OF US $13 MILLION

CALGARY, ALBERTA, April 16, 2015 - NXT Energy Solutions Inc. (“NXT Energy” or the “Company”) (TSX-V:SFD; US OTC:NSFDF) announces that it has received a contract award in excess of US $13 million to conduct an aerial Stress Field Detection ("SFD®")  survey project.

NXT advises that execution of a formal binding contract is expected to be finalized in the next month pending delivery by NXT Energy of industry standard documentation including  project performance bonds.  Final contract details will be announced once available.

George Liszicasz, President and CEO of NXT Energy, noted “this contract award with another new client validates NXT's strategy of focusing on clients that seek to use SFD® to identify long term strategic reserves efficiently at low relative cost."

NXT Energy is a Calgary based company whose proprietary Stress Field Detection ("SFD®") survey system utilizes quantum-scale sensors to detect gravity field perturbations in an airborne survey method which can be used both onshore and offshore to remotely identify areas with exploration potential for traps and reservoirs.  The SFD® survey system enables our clients to focus their hydrocarbon exploration decisions concerning land commitments, data acquisition expenditures and prospect prioritization on areas with the greatest potential.  SFD® is environmentally friendly and unaffected by ground security issues or difficult terrain, and is the registered trademark of NXT Energy Solutions Inc.  NXT provides its clients with an effective and reliable method to reduce time, costs, and risks related to exploration.

Forward-Looking Statements

This news release may include forward-looking statements. When used in this document, words such as “intends”, “plans”, “anticipates”, “expects” and “scheduled”, are forward-looking statements. Forward-looking statements are subject to a wide range of risks and uncertainties, and although the Company believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will be realized.  Any number of factors can cause actual results to differ materially from those in the forward-looking statements.  Risk factors facing NXT are described in its most recent MD&A for the year ended December 31, 2013 which has been filed electronically by means of the System for Electronic Document Analysis and Retrieval ("SEDAR") located at www.sedar.com.  Such forward-looking statements are made as at the date of this news release, and the Company assumes no obligation to update or revise them, either publicly or otherwise, to reflect new events, information or circumstances, except as may be required under applicable securities law.

For further information, please contact:

www.nxtenergy.com

Greg Leavens V-P Finance & CFO NXT Energy Solutions Inc (403) 206-0805	George Liszicasz President & CEO NXT Energy Solutions Inc. (403) 206-0800
Investor Relations
kin communications inc.
(604) 684-6730 / 1-866-684-6730
sfd@kincommunications.com
www.kincommunications.com

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